Exhibit 99.1

9 August 2023

NOTIFICATION OF TRANSACTIONS BY PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, has been notified of the usual annual transactions associated with certain estate planning by Christopher P. Bogart, Burford's Chief Executive Officer. These transactions do not change the beneficial ownership of Burford ordinary shares of nil par value held by Mr Bogart, his family members and trusts established, and companies controlled by, Mr Bogart.

As announced previously, Mr Bogart transferred 7,647,727 ordinary shares in Burford to Christopher Bogart LLC ("CB LLC"), a company which is controlled by Mr Bogart. Ongoing movement of ownership interests in CB LLC back-and-forth between Mr Bogart and annual trusts established by Mr Bogart of which he and his family members are the beneficiaries is expected as a normal part of the US estate planning undertaken. Certain such movements occurred as of August 7, 2023, with a 0.234544% interest in CB LLC being transferred from the Christopher P. Bogart 2020 Trust to the Christopher P. Bogart 2018 GST Non-Exempt Trust, and a 0.021375% interest in CB LLC being transferred from the Christopher P. Bogart 2021 Trust to Mr Bogart.

The Notification of Dealing Forms for each of the transactions set forth above are included at the end of this announcement.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux

James Thompson
Arnav Kapoor

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements which are forward-looking statements, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors”

in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher P. Bogart 2020 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Christopher P. Bogart, a PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.234544% interest in Christopher Bogart LLC, which holds 7,647,727 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to the Christopher P. Bogart 2018 GST Non-Exempt Trust

(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$ 13.89	17,937.28

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	7 August 2023
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher P. Bogart 2018 GST Non-Exempt Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Christopher P. Bogart, a PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.234544% interest in Christopher Bogart LLC, which holds 7,647,727 shares in Burford Capital Limited

Identification code	N/A
(b) Nature of the transaction	Acquisition of membership interests from Christopher P. Bogart 2020 Trust
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$ 13.89	17,937.28

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	7 August 2023
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher P. Bogart 2021 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Christopher P. Bogart, a PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.021375% interest in Christopher Bogart LLC, which holds 7,647,727 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Christopher P. Bogart
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$ 13.89	1,634.7

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	7 August 2023
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher P. Bogart
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.021375% interest in Christopher Bogart LLC, which holds 7,647,727 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from the Christopher P. Bogart 2021 Trust
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$ 13.89	1,634.7

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	7 August 2023
	(f) Place of the transaction	Outside a trading venue